Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Percent Ownership
Allarity Acquisition Subsidiary, Inc.	Delaware	100%
Allarity Therapeutics Denmark ApS (formerly OV-SPV2 ApS )	Denmark	100	%*
Allarity Therapeutics Europe ApS (formerly Oncology Venture Product Development ApS)	Denmark	100	%*
Oncology Venture US, Inc.	Delaware	100	%*
Medical Prognosis Institute, Inc.	Arizona	100	%*

*	wholly-owned subsidiary of Allarity Acquisition Subsidiary, Inc.